American Lithium Files Robust PEA for Falchani Hard Rock Lithium Project with Highlights Including a Tripling of After-tax NPV8 to US$5.11 Billion

VANCOUVER, BRITISH COLUMBIA, February 26, 2024 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) is pleased to announce it has filed an independent National Instrument 43-101 Technical Report ("Report") on the Preliminary Economic Assessment ("PEA") for the Falchani Lithium Project ("Falchani") located in Puno, southwestern Peru Highlights of the PEA were previously announced on January 10, 2024.

The PEA and accompanying Technical Report were completed by DRA Global and Stantec Consulting Services Inc. ("Stantec").  The PEA demonstrates that Falchani has the potential to become a substantial, low-cost, long-life producer of high purity Lithium Carbonate ("LCE" or "Li2CO3") with the potential to also produce Sulfate of Potash ("SOP") and Cesium Sulfate ("CsS" or "Cs2SO4") by-products alongside LCE.

Falchani PEA Highlights (Base Case - LCE only production):

  Pre-tax Net Present Value ("NPV")8% $8.41 billion at $22,500/tonne ("t") LCE
  After-tax NPV8% $5.11 billion at $22,500/t LCE
    NPV has tripled versus 2019 PEA After-tax NPV8% $1.5 billion at $12,000/t LCE
  Pre-tax Internal Rate of Return ("IRR") of 40.7%
  After-tax IRR of 32.0%
  Pre-tax initial capital payback period 2.5 years; after-tax payback 3.0 years
  Average LOM annual pre-tax cash flow: $1,019 million; annual after-tax cash flow: $ 644 million
  Initial Capital Costs ("Capex") estimated at $681 million
  Total Capex LOM estimated at $2,565 million; Sustaining Capital estimated at $236 million
  Operating cost ("Opex") estimated at $5,092/t LCE
  PEA mine and processing plan produces 2.64 Mt LCE LOM over 43 years
  Steady-state Ave. of 23,145 tpa LCE Phase 1; 45,084 tpa Phase 2; and 72,624 tpa Phase 3

"We are very pleased to have filed this updated PEA on Falchani, which shows very robust economics for this large-scale, high purity, hard rock project," stated Simon Clarke, CEO of American Lithium. "This is a major milestone in the process to complete pre-feasibility and move the Project into mine permitting. The filing of the Semi-Detailed Environmental Impact Assessment late last year also positions the Project to be fast-tracked. Falchani has demonstrated the potential for long life, high annual production, with one of the lowest operating cost profiles globally for developers."

Falchani PEA Highlights Alternate Case - LCE-only in Phase 1; SOP + Cs2SO4 added from Phase 2:

  Identical LCE production scenario, but with added average production of 81,556 tpa of SOP and 3,796 tpa of Cs2SO4 from Years 6-43
  Pre-tax NPV8% $9.25 billion at $22,500/t LCE, $1,000/t SOP & $58,000/t Cs2SO4

  After-tax NPV8% $5.58 billion at $22,500/t LCE, $1,000/t SOP & $58,000/t Cs2SO4
  Pre-tax Internal Rate of Return ("IRR") of 38.5%
  After-tax IRR of 29.9%
  Pre-tax initial capital payback period 2.5 years; after-tax payback 3.0 years
  Average LOM pre-tax annual cash flow (excluding initial capital): $1,227 million; annual after-tax cash flow: $ 774 million
  Initial Capital Costs ("Capex") estimated at $681 million
  Total Capex estimated at $3,466 million; Sustaining Capital estimated at $260 million
  Opex estimated at $5,705/t LCE (for all products)
  Opex estimated at $1,361/t LCE, inclusive of SOP & Cs2SO4 credits
  PEA mine plan produces 2.64 Mt LCE and 3.10 Mt SOP and 144,247 t Cs2SO4 LOM over 43 years

Readers are encouraged to review the related January 10, 2024 News Release, and the Report titled "Falchani Lithium Project NI 43-101 Technical Report - Preliminary Economic Assessment" dated February 22, 2024 with an effective date of January 10, 2024, which was prepared by DRA Global and Stantec and can be found under the Company's profile on SEDAR+ (www.sedarplus.ca) and on the Company's website.

The PEA is preliminary in nature and includes inferred resources that are considered too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the estimates presented in the PEA will be realized.

Ted O'Connor, PGeo, Executive Vice-President of American Lithium, and a qualified person as defined by NI 43-101, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium project ("TLC") in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium ("Falchani") and Macusani uranium ("Macusani") development-stage projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.  Pre-feasibility is advancing well TLC and Falchani.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com.

Follow us on Facebook, Twitter and LinkedIn.

On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on January 15, 2024, and in recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding 32 Concessions

Thirty-two of the one-hundred-seventy-four concessions comprising the Falchani and Macusani Projects are currently subject to Administrative and Judicial processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared title to thirty-two concessions invalid due to late receipt of the annual validity payments. On November 2, 2021, American Lithium was awarded a favorable ruling in regard to title to the concessions, but on November 26, 2021, appeals of the judicial ruling were lodged by INGEMMET and MINEM. A three-judge tribunal of Peru's Superior Court unanimously upheld the ruling in a decision reported in November 2023. American Lithium was subsequently notified that INGEMMET and MINEM have filed petitions to the Supreme Court of Peru to assume jurisdiction in the proceedings. Given the precedent of the original ruling it is hoped that the Supreme Court will not assume jurisdiction; however, there is no assurance of the outcome at this time.